UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

DUPONT 401(k) AND PROFIT SHARING PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

974 Centre Road
Wilmington, Delaware 19805
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

DUPONT 401(k) AND PROFIT SHARING PLAN

______________________________________
All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of
DuPont 401(k) and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2015 and December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Plan was merged into the DuPont Retirement Savings Plan as of December 31, 2015. Our opinion has not been modified in respect to this matter.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 14, 2016

DUPONT 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
Assets:
Investments, at fair value:
Participant-directed brokerage account	$—	$77,795
Common stock	—	865,854
Total investments at fair value	—	943,649

Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	—	18,514,726

Receivables:
Accrued income	—	1,511
Notes receivable from participants	—	407,039
Total receivables	—	408,550

Total assets	—	19,866,925

Net assets available for benefits	$—	$19,866,925

See Notes to the Financial Statements beginning on page 4.

DUPONT 401(k) AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

2015
Additions:
Investment income (loss):
Net investment gain from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$103,528
Net depreciation in fair value of investments	(72,554)
Dividend income	22,492
Net investment income	53,466

Contributions:
Participants' contributions	805,757
Employer's contributions	847,464
Total contributions	1,653,221

Interest from notes receivable from participants	17,644

Total additions	1,724,331

Deductions:
Benefits paid to participants	1,121,731
Administrative expenses	21,248
Total deductions	1,142,979

Net increase prior to Plan merger	581,352

Asset transfer out due to Plan merger	(20,448,277)

Net decrease	(19,866,925)

Net assets available for benefits:
Beginning of year	19,866,925
End of year	$—

See Notes to the Financial Statements beginning on page 4.

DUPONT 401(k) AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont 401(k) and Profit Sharing Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is sponsored by E. I. du Pont de Nemours and Company ("Plan Sponsor" or "the Company"). Eligible employees of the Plan Sponsor's subsidiaries or general partnerships, which have adopted the Plan with the Plan Sponsor's approval, are eligible to participate in the Plan.

On July 1, 2015, DuPont completed the separation of its Performance Chemicals segment through the spin-off of all of the issued and outstanding stock of The Chemours Company ("Chemours"). As a result of the separation, participants received one share of common stock of Chemours for every five shares of DuPont common stock they held in the Plan on June 30, 2015. Chemours stock is closed to new investments and will be removed from the investment options on June 30, 2016.

Plan Merger
Effective December 31, 2015, the Plan was merged into the DuPont Retirement Savings Plan (the "DuPont Plan"). As a result of the Plan merger, the net assets available for benefits was $0 at December 31, 2015. The transfer into the DuPont Plan included in-kind transfers of $18,816,803, notes receivable from participants of $517,315 and employer's contributions receivable of $302,888. The transfer also included $576,745 of DuPont common stock (12,007 shares) and $27,020 of Chemours common stock (2,166 shares) transferred at original cost with a fair market value at December 31, 2015 of $799,662 and $11,610, respectively. The DuPont Savings Plan Investment Committee approved the mapping of investments from the Plan to the DuPont Plan.

Administration
Prior to the Plan merger, the Plan Administrator was the Benefit Plan Administrative Committee, whose members were appointed by the Company. The Savings Plan Investment Committee, whose members were also appointed by the Company, had responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians, and insurance companies. The Company held authority to appoint trustees and had designated Bank of America, N.A. ("Bank of America") and Northern Trust Corporation ("Northern Trust") as trustees for the Plan. Bank of America was the trustee for the balances in common stocks and mutual funds including the participant-directed brokerage account and also provided recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust"). See Note 3 for further information.

Participation
Prior to the Plan merger, all employees of a subsidiary of the Company, which had adopted the Plan with the approval of the Company, were eligible to participate except any employee whose compensation and conditions of employment were covered by a collective bargaining agreement to which the Company was a party (unless the agreement called for the employee's participation in the Plan), or an individual whose services were leased from another company. Employees were eligible to participate in the Plan beginning on the first day of employment.

Contributions
Prior to the Plan merger, each year, participants could contribute between 1% to 75% of their eligible earnings, on a before tax basis, as defined by the Plan. Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2015, participants could also make Roth after-tax contributions.

Participants who became eligible to participate in the Plan were automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action was taken by the employee within 60 days from the date of hire.

Under automatic enrollment, the participant assets were invested in accordance with a managed account feature offered by Bank of America. The participant could elect not to participate in the Plan at any time. All of the above participant’s savings and elections were subject to regulatory and Plan limitations.

Prior to January 1, 2015, the Employer made a matching contribution of 100% of the first 3% of eligible earnings that a participant contributed to the Plan plus an additional matching contribution of 50% of any contributions that exceeded 3% but did not exceed 5% of the participant's eligible compensation. Contributions to the Plan were subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms. Effective January 1, 2015, the employer made a matching contribution of 100% of the first 6% of eligible earnings that a participant contributed to the Plan.

In addition, the Plan permitted the participating Employer to make a discretionary profit sharing contribution for the benefit of its eligible employees. Any employee of the participating Employer who was actively employed on the last day of the Plan year or who retired, died, was on an approved leave of absence or became disabled during the Plan year received an allocation based on the ratio that the participant's compensation bears to the total compensation of all eligible participants employed by the participating Employer. During the year ended December 31, 2015, a discretionary profit sharing contribution of 3% of Plan eligible compensation was made to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Prior to the Plan merger, participants directed the investment of their contributions into various investment options offered by the Plan. During 2015, the Plan offered DuPont common stock, Chemours common stock, and a self-directed brokerage account where participants could choose from 2,100 funds from 110 mutual fund families. The Plan also offered through the Master Trust, 5 passively managed index funds, 6 actively managed custom-designed funds, 11 target retirement funds, and a stable value fund.

Vesting
Prior to the Plan merger, participants were immediately vested in their contributions and Company matching contributions plus actual earnings thereon. A participant's vested interest in the Company's profit sharing contributions and the related earnings were determined using the following table:

Years of Service	Vested Percent
immediately upon participation	0%
1	33%
2	66%
3 or more	100%

In addition, a participant became 100% vested in all contributions if any of the following occurred; (1) attainment of normal retirement age (age 59½); (2) disability or death while employed by the Company; (3) the participant’s spouse was transferred by the Company to an employment location outside the immediate geographic area while the participant was working for the Company, and the participant terminated employment with the Company; or (4) the participant’s job with the Company was eliminated.

Participant balances related to company contributions transferred from the Coastal Training Technologies Corp. 401(k) Plan in 2010, that were not vested at the time the balances were merged into the Plan, continued to vest according to the previous plans' vesting schedules.

Notes Receivable from Participants
Prior to the Plan merger, participants could borrow from their 401(k) and matching fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant's highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans were secured by the balance in the participant's account and bore interest at rates of 4.25%, which were commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest was paid ratably through payroll deductions. A maximum of two loans per participant could be outstanding at any time and loan maturities could not exceed five years, except for loans made to purchase a primary residence, in which case the maturity could not exceed ten years.

Payment of Benefits
Prior to the Plan merger, participants could request a full distribution of their accounts when they terminated employment with the Company and all affiliates. On separation from service, a participant also could elect to receive the value of their account balance in installment payments. Required minimum distributions began in April of the calendar year following the later of the year in which the participant attains age 70½ or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2015 and 2014, forfeited nonvested accounts totaled $0 and $6,170, respectively. Forfeitures can be used, as defined in the Plan, to pay administrative expenses and to reduce the amount of future employer contributions. During the year ended December 31, 2015, forfeited accounts were used to pay for administrative expenses totaling $6,261.

Administrative Expenses
Prior to the Plan merger, expenses of administering the Plan, including various recordkeeping services, could be paid by the Plan at the election of the Company. Expenses paid by the Plan for the year ended December 31, 2015 were $21,248, which excluded expenses paid by the Master Trust. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments could be included in the cost of such securities or investments or deducted from the proceeds of sales.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Part I Fully Benefit-Responsive Investment Contracts, Part II Plan Investment Disclosures and Part III Measurement Date Practical Expedient". This ASU provides guidance regarding the measurement and disclosure of fully benefit-responsive investment contracts. The guidance also eliminates certain disclosures including individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation by general type of investments. The guidance requires that employee benefit plan investments be grouped only by general type. The guidance generally eliminates disclosure of specific investment strategies, if an investment is measured using the net asset value per share, or its equivalent practical expedient. Part III of this guidance regarding measurement dates for investments and investment-related accounts is not applicable to the company. Part I and II of this guidance is effective for fiscal years beginning after December 15, 2015 and applies retrospectively for all financial statements presented. Early adoption is permissible. Plan management adopted Part I and II of this guidance effective January 1, 2015 on a retrospective basis.

In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820)- Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent." This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented and earlier application is permitted. Plan management has chosen not to early adopt this guidance.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in the Master Trust, in any combination of equities, fixed income securities, individual guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the year-end market price of the common stock. The participant-directed brokerage account investments consist of shares of registered investment companies comprised of equity and fixed income funds and are valued at the net asset value of shares held by the Plan at year-end.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.

NOTE 3 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investments pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of DuPont, has the oversight responsibility for the investments' managers and evaluates the funds' performances under the Master Trust, except for the Stable Value Fund, which is actively managed by DCMC.

At December 31, 2015, the Master Trust includes the assets of the  DuPont Retirement Savings Plan. At December 31, 2014, the Master Trust included the assets of DuPont Retirement Savings Plan, DuPont 401(k) and Profit Sharing Plan and Thrift and Savings Plan for Employees of Sentinel Transportation, LLC.

On July 1, 2015, DuPont completed the separation of its Performance Chemicals segment through the spin-off of all of the issued and outstanding stock of Chemours. As a result of the separation, participants received one share of common stock of Chemours for every five shares of DuPont common stock they held in the Plan on June 30, 2015. Chemours stock is closed to new investments and will be removed from the investment options on June 30, 2016. As a result of the Chemours separation, Sentinel exited the Master Trust on June 30, 2015.

Effective December 31, 2015, the Plan was merged into the DuPont Retirement Savings Plan. As a result of the Plan merger, the Plan exited the Master Trust on December 31, 2015.

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust. The Plan’s interest in the Master Trust was 0.00% and 0.19% as of December 31, 2015 and 2014, respectively.

Master Trust Investments
The investments of the Master Trust are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented.

Fixed income securities are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Investment related expenses are included in administrative expenses.

Description of the Master Trust’s Investment Contracts
The Master Trust holds three types of investment contracts that are fully benefit-responsive: traditional GICs, synthetic GICs and separate account GICs. These investment contracts are measured at contract value. Contract value is the relevant measurement attributable for the portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The Stable Value Fund invests in traditional GICs, synthetic GICs and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. For synthetic GICs, the Master Trust owns the underlying investments, whereas for the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a PIMCO managed separate account fixed income portfolio and a DCMC managed Futures Overlay account.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The underlying investments wrapped within the separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, cash equivalents, and certain non-leveraged derivatives. The DCMC managed Futures Overlay account is used to reduce the duration of the DCMC Stable Value Global Wrap Tier-5 contracts and consequently of the stable value funds that participate in the contracts.  The overlay will be implemented either through a commingled account or separate accounts for each stable value fund.  The duration reduction will be achieved through short futures positions.  The overlay account will hold the short futures positions and cash or cash equivalents.  The account will not always be active; it will only be active when DCMC decides to provide protection to its funds against rising rates through duration reduction.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of Stable Value Fund participants. The synthetic and separate account GICS are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

Traditional GICs expose the Plan through the Stable Value Fund to direct credit risk associated with each contract issuer.  To mitigate this risk, effective June 2014, the investment guidelines were updated to prohibit DCMC from purchasing contracts from issuers with a credit rating lower than A1.  In addition, on an ongoing basis, the weighted average credit rating of all contracts must be A1 or higher at all times. Further, on an ongoing basis, at purchase, no single traditional GIC issuer may represent more than 10% of the total Stable Value Fund and no more than 30% of the Stable Value Fund may be invested in Traditional GICs at any time. Additionally, DCMC continually monitors the issuers of these investments through external credit rating agencies.  DCMC monitors credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The crediting rates for synthetic and separate account GICs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. The crediting interest rates on all investment contracts ranged from 0.18% to 3.20% for the year ended December 31, 2015 and from 0.01% to 3.73% for the year ended December 31, 2014.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/ Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the IRC.

•	The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•	The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Master Trust or its representative makes a material misrepresentation.

•	The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic and separate account GICs, additional termination events include the following:

•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic or separate account GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either book value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the book value, they can choose to enter into a wind-down phase designed to immunize the difference between market and book values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust’s net assets at December 31, 2015 and 2014:

	2015	2014
Assets:
Investments, at fair value:
Common stocks	$2,184,011,954	$1,812,391,877
Preferred stocks	678,223	3,693,202
Fixed income securities	101,849,733	95,382,946
Mutual funds	120,488,415	95,006,769
CCTs	2,513,863,261	3,122,650,718
Total investments at fair value	4,920,891,586	5,129,125,512

Investments, at contract value:
Separate account GICs	2,632,401,521	2,998,640,458
Traditional GICs	272,169,978	303,640,061
Synthetic GICs	1,574,745,664	1,691,851,092
Total investments at contract value	4,479,317,163	4,994,131,611

Cash	583,743	228,059
Receivables for securities sold	4,503,918	5,158,300
Unrealized gain on foreign exchange contracts	418,560	870,828
Accrued income	6,260,350	3,641,262
Other assets	416,890	40,213
Total assets	9,412,392,210	10,133,195,785

Liabilities:
Payables for securities purchased	12,240,618	134,876,176
Accrued expenses and other liabilities	7,181,707	5,440,999
Total liabilities	19,422,325	140,317,175

Master Trust net assets	$9,392,969,885	$9,992,878,610

The following presents the net investment gain for the Master Trust for the year ended December 31, 2015:

2015
Net depreciation in fair value of investments	$(2,742,382)

Investment income (expense):
Interest income	100,950,150
Dividend income	38,980,198
Administrative expenses	(16,284,360)
Net investment gain	$120,903,606

NOTE 4 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2015:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$—	$—	$—	$—
Participant-directed brokerage account	—	—	—	—
Total Plan’s investments	$—	$—	$—	$—

Master Trust’s investments:
Common stocks	2,184,011,954	—	—	2,184,011,954
Preferred stocks	678,223	—	—	678,223
Fixed income securities	—	101,849,733	—	101,849,733
Mutual funds	120,488,415	—	—	120,488,415
CCTs	—	2,513,863,261	—	2,513,863,261
Total Master Trust investment assets	2,305,178,592	2,615,712,994	—	4,920,891,586

Other financial instruments[1]	—	729,790	—	729,790
Total Master Trust assets	$2,305,178,592	$2,616,442,784	$—	$4,921,621,376
 ______________________________________
1    Other financial instruments include forwards, futures, options and swaps.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2014:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$865,854	$—	$—	$865,854
Participant-directed brokerage account	77,795	—	—	77,795
Total Plan’s investments	$943,649	$—	$—	$943,649

Master Trust’s investments:
Common stocks	1,812,391,877	—	—	1,812,391,877
Preferred stocks	3,693,202	—	—	3,693,202
Fixed income securities	—	95,382,946	—	95,382,946
Mutual funds	95,006,769	—	—	95,006,769
CCTs	—	3,122,650,718	—	3,122,650,718
Total Master Trust investment assets	1,911,091,848	3,218,033,664	—	5,129,125,512

Other financial instruments[1]	—	885,910	—	885,910
Total Master Trust assets	$1,911,091,848	$3,218,919,574	$—	$5,130,011,422
 ______________________________________
1    Other financial instruments include forwards, futures, and options.

For the years ended December 31, 2015 and 2014, there were no significant transfers in or out of Levels 1, 2 or 3.

The following summarizes CCTs measured at fair value based on net asset value per share as of December 31, 2015 and 2014, respectively. Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

	Fair Value		Redemption Notice Period
	December 31, 2015	December 31, 2014
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund - Non-Lending	$30,705,315	$26,066,625	By 9:30AM CST on valuation date
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	274,626,708	295,590,952	By 9:30AM CST on valuation date
Northern Trust Collective EAFE® Index Fund - Non-Lending	341,602,775	304,466,029	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Global Real Estate Index Fund - Non-Lending	12,684,236	—	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Russell 2000 Index Fund - Non-Lending	269,010,106	291,440,725	By 9:30AM CST on valuation date
Northern Trust Collective S&P 400® Index Fund - Non-Lending	379,438,573	389,067,696	By 9:30AM CST on valuation date
Northern Trust Collective S&P 500® Index Fund - Non-Lending	1,003,572,946	1,039,506,082	By 9:30AM CST on valuation date
Northern Trust Collective Government Short Term Investment Fund	97,130,616	138,574,530	By 2:30PM CST on valuation date
Voya Core Plus Trust Fund Class 1	105,091,986	88,746,902	By 1:00PM EST on valuation date
T. Rowe Price Structured Research Trust Z	—	337,180,181	By close of business of the NYSE
AEW Real Estate Securities Diversified Trust	—	212,010,996
The Trustee in its discretion may require the Withdrawing Participating Plan to notify the Trustee in writing five (5) business days prior to the date with respect to which the withdrawal will be made.

	$2,513,863,261	$3,122,650,718

NOTE 5 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Northern Trust and Bank of America, who also serve as trustees of the Master Trust and the participant-directed brokerage account, respectively. In addition, the Plan offers DuPont common stock as an investment option. At December 31, 2014, the Plan held 11,710 shares of DuPont common stock valued at $865,854.  During the year ended December 31, 2015, the Plan purchased and sold $143,824 and $926,672 of DuPont common stock, respectively, and received dividends of $21,062. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Stable Value Fund assets held by the Plan through the Master Trust are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value Fund was approximately $724,913 for the year ended December 31, 2015.  DCMC fee amounts relate to the Master Trust and are allocated to the plans within the Master Trust based on each plan’s proportional interest in the Stable Value Fund.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 6 — PLAN TERMINATION

As previously noted in Note 1, on December 31, 2015, the Plan merged into the DuPont Plan. Although it has not expressed any intent to do so, DuPont has the right under the DuPont Plan to discontinue its contributions at any time and to terminate the DuPont Plan subject to the provisions of ERISA.  In the event of the DuPont Plan termination, participants would become 100% vested in their profit sharing contributions.

DUPONT 401(k) AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 7 — TAX STATUS

The IRS determined and informed the company by a letter dated May 16, 2011, covering the Plan and amendments through December 21, 2010, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC and therefore believe that the Plan is a qualified plan, pursuant to Section 401(a) of the IRC, and related trust is tax-exempt from federal taxation under Section 501(a) of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to initiation of any new income tax examinations for years prior to 2013.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 to the Form 5500 (due to the Plan merger, the Plan's net assets available for benefits as of December 31, 2015 was $0 (See Note 1 for additional information)):

2014
Net assets available for benefits per the financial statements	$19,866,925
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	175,105
Loan balances considered deemed distributions	(2,410)
Net assets available for benefits per the Form 5500	$20,039,620

The following is a reconciliation of notes receivable from participants per the financial statements at December 31, 2014 to notes receivable from participants per the Form 5500 (due to the Plan merger, the Plan's notes receivable from participants balance as of December 31, 2015 was $0 (See Note 1 for additional information)):

2014
Notes receivable from participants per the financial statements	$407,039
Loan balances considered deemed distributions	(2,410)
Notes receivable from participants per the Form 5500	$404,629

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2015 to total income per the Form 5500:

2015
Total additions per the financial statements	$1,724,331
2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(175,105)
Total income per the Form 5500	$1,549,226

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2015 to total expenses per the Form 5500:

2015
Total deductions per the financial statements	$1,142,979
Prior year cumulative deemed distributions	(2,410)
Total expenses per the Form 5500	$1,140,569

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont 401(k) and Profit Sharing Plan

/s/ Jennifer Sloan
Jennifer Sloan
Director — Global Rewards

June 14, 2016